Exhibit 99(A)22

News Release

30 January 2007

RINKER 3rd QUARTER TRADING UPDATE
Earnings per share up 16%
Important Note: Results are unaudited, and shown under A-IFRS. See Note 1.

Rinker Group Limited (“Rinker”) today announced that earnings per share (EPS) for the three months ended 31 December 2006 (QED06), rose 16% to 20.3 US cents per share, compared with the December quarter 2005 (QED05). Earnings per ADR were US$1.02 cents.

Profit and profit margins rose in all major US business segments, despite lower volumes due to the housing correction. Return on funds employed (ROFE) was higher in all US businesses - except the concrete, block & asphalt segment. ROFE was also higher in the Australian operations, trading as Readymix.

Net profit after tax (PAT) increased 13% to US$182 million, and earnings before interest and tax (EBIT) rose 8% to US$269 million. Trading revenue was up 4% to USD$1,286 million.

These results include the US$5 million pre-tax cost of the defence against CEMEX’s hostile takeover offer and a US$16 million tax consolidation gain for Rinker (a recent amendment to Australian tax law allowed Rinker to increase the tax cost base of various assets. This generated a one-off reduction in deferred tax liabilities for Rinker).

On a comparable basis, excluding the impacts above, EPS was up 9%, PAT up 6% and EBIT up 10% to US$274 million.

For the nine months of Rinker’s fiscal year to 31 December, EPS was up 16% to 65.6 US cents, PAT up 13% to US$592 million and EBIT up 13% to US$918 million. Trading revenue was US$4,151 million, up 9%.

Other key measures:

•                                          Earnings before interest, tax, depreciation and amortisation 2 (EBITDA) rose 8% to US$325 million for the December quarter. For the nine month period, EBITDA was up 12% to US$1,084 million.

•                                          EBIT and EBITDA profit margins rose in all US major business segments, both for the quarter and year to date.

•                                          Return on funds employed 3 (ROFE) was 37.0%, up from 36.5% compared with the previous 12 months.

•                                          Return on equity 4 was 35.2%, up from 26.8% a year earlier.

In the US, solid non-residential/commercial and infrastructure construction activity levels, together with higher prices and an effective cost savings program - $75 million for the nine months to December across the group - helped mitigate the impact of the rapid housing decline. For the US subsidiary, Rinker Materials Corporation, EBIT and EBITDA rose 9% for the quarter as revenue declined slightly. EBIT margins rose from 21.7% to 24.0% for the quarter. EBITDA margins rose from 25.8% to 28.4%.

Rinker Group Limited          ABN 53 003 433 118
  Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067 PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Volumes were lower across all major US product lines, except asphalt, during the quarter. Doubledigit price increases were recorded in all products except concrete pipe (up 7%) and concrete block (up 5%). ROFE was up slightly to 41.4%.

In Australia, Readymix lifted trading revenue l5% to A$405 million. EBIT rose 8% and EBITDA 6%. ROFE was 24.6% from 22.2% a year earlier. Strong results in Western Australia, south-east Queensland and country areas helped offset weak New South Wales markets, where housing starts are down 12% year-on-year. Prices rose only slightly but cost savings of A$19 million (US$15 million) so far this year eased the slippage in margins.

Chief Executive David Clarke said the environment was challenging but Rinker people on both sides of the Pacific had responded well and the group’s overall performance was generally satisfactory.

“We have managed to enhance margins and returns across much of the business, despite higher costs and lower volumes. It puts us in a strong position as the US housing market begins to show signs of stabilising.”

Financial measures

Net debt 5 was US$1,066 million at end December. Gearing or leverage 6 (net debt over net debt plus equity) was 31.7%, net debt/equity was 46.4% and net debt to EBITDA 7 was 0.7 times. EBIT interest cover 8 was 42.2 times.

Rinker’s financial leverage increased following the return of US$626 million to shareholders via a capital return and special dividend in July and August last year. In addition, US$155 million was invested in the share buyback, prior to it being put on hold in October due to the CEMEX takeover offer.

Free cash flow 9 in the December quarter was US$242 million, from US$253 million in the corresponding quarter last year. Year to date, free cash flow is US$512 million, down 12% on the previous year. Tax payments to date have been a higher proportion of the total than last year.

In the nine months to end December, US$358 million was approved for acquisitions and expansion of the base business, including work on the new US$220 million Florida cement plant, due to come on-stream in early 2008.

Rinker’s financial position is strong, and the group is well-equipped to handle a major, value-adding acquisition or other growth opportunities.

Business results

Rinker Materials

•                                          Aggregates EBIT was up 20% to US$75 million for the third quarter. Volumes were down 9%, including down 14% in Florida, compared with a year earlier. EBIT margins were 26.7% from 23.3% in the December quarter 2005, due mainly to strong price increases and cost savings.

•                                          Concrete, block & asphalt EBIT was US$85 million, up 1%. Concrete volumes were down 8%, including down 4% in Florida (heritage volumes in Florida fell 13%). Block volumes in Florida and Nevada were down 33%, including 36% in Florida (with heritage operations down 43%) as housing activity slowed rapidly. EBIT margins increased slightly to 15.8%.

•                                          Cement EBIT was up 20% to US$36 million. Margins were 32.4%, up 6.1 percentage points. Volumes were down 12% but prices increased 13%. Cement import costs were down 10% over a year earlier, largely due to lower freight costs for the quarter.

•                                          Concrete pipe EBIT rose 11% to US$33 million, as volumes fell 13% but prices increased. Cement and raw materials costs were higher but offset by ongoing operational improvement cost savings.

Readymix

•                                          Aggregate volumes were generally strong except in the Sydney market. Average prices were steady.

•                                          Australian concrete volumes were higher and prices increased 4% as non-residential and infrastructure markets remained strong.

Strategy

In recent months there has been a significant step-up in the number of acquisitions by Rinker. A total of US$54 million was invested in four acquisitions during the December quarter, as the slowdown in US housing prompted a number of private owners to sell their businesses.

“These bolt-on acquisitions are providing a meaningful level of value-adding growth for us, as they have over the past few years,” said Mr Clarke. “We expect the climate for acquisitions to remain positive this year as owners are more inclined to sell.”

Being the low cost operator in our markets is an important component of Rinker’s strategy. The rate of cost savings has doubled and is expected to be over US$100 million for the total year as the group works to offset the US housing slowdown.

Operational improvement savings in the December quarter totalled US$32 million - US$25 million in Rinker Materials and US$7 million in Readymix. More than 1,000 jobs have been removed, through attrition and volume related reduction of positions, primarily in businesses most impacted by the housing correction - such as Florida concrete and block.

Regarding the CEMEX takeover bid, Rinker is actively reviewing various alternatives and continues to recommend that shareholders take no action in relation to the CEMEX offer.

“I would reiterate that the CEMEX offer for Rinker is far too low,” said Mr Clarke. “Shareholders should continue to reject the bid.”

Outlook

Forecasts of US construction activity generally predict a further decline in housing, together with strong infrastructure and non-residential/commercial activity.

The housing correction in Rinker’s three key markets - Florida, Arizona and Nevada has been extremely rapid with the latest US Commerce Department data showing housing permits in these states down 35-37% for Rinker’s fiscal year to date (the nine months to December 2006).

The steep decline suggests a shorter duration for the correction, and there are indications in parts of Florida, Arizona and Nevada that the slowdown is stabilising.

Non-residential and infrastructure activity remains strong, particularly in Nevada and Arizona. Rinker is supplying major projects such as the US$7.5 billion MGM Project City Center in Las Vegas - expected to employ 50,000 people once completed - and the US$350 million, 1,000-room Sheraton Downtown in Phoenix.

“The longer term fundamentals of high population and employment growth, low personal taxes, and strong state fiscal positions have underpinned Rinker’s performance in these key states over many years, and they will continue to support construction activity in the future,” said Mr Clarke.

“The housing correction is temporary. The impact is being moderated by the strength of the other construction segments, our cost reduction program, the more positive outlook for input costs - which are generally still increasing but at a much lower rate than over the past two years - and higher prices in our key markets.”

Mr Clarke said some price increases were being implemented but implementation was more challenging than previously in some products.

In Australia, housing is forecast to begin recovering from the second half of 2007, while infrastructure and commercial construction remain at high levels. Pent up housing demand is reflected in sharp increases in rents, although the impact of recent interest rate rises is still to be felt.

Meanwhile, Rinker’s real estate divestment and development program announced in November is being implemented. It is expected to deliver sustainable annual returns of US$30-35 million a year, plus longer term, large projects such as Penrith Lakes in Sydney and Brooksville in Florida.

“Overall, it is difficult to predict the short term impact of the US housing slowdown in some markets. However our cost reduction program - together with ongoing price increases and solid non-residential and infrastructure activity - should maintain profitability in line with previous guidance,” said Mr Clarke.

Forecast EPS for this fiscal year is around the bottom of the 84 to 90 US cents range, excluding the tax consolidation gain and takeover defence costs.

“Over the medium to longer term, the underlying strengths of our key markets mean the outlook for Rinker is highly attractive.”

One of the world’s top 10 construction materials groups, Rinker has operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Annual revenue is over US$5.1 billion. Rinker has over 13,000 employees in 774 sites across the US, Australia and China. Around 80% of group revenue comes from the US.

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”). Investors are urged to read Rinker’s Target’s Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), which was filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2006, and all amendments thereto, as they contain important information. Copies of the Solicitation/Recommendation Statement (including this Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by Cemex Australia PTY Ltd, a wholly-owned subsidiary of Cemex S.A.B. de C.V., will be, available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication. Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC. Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer. None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward-looking information.

For further information, please contact Debra Stirling on + 61 2 9412 6680 or mobile 0419 476 546 (international + 61 419 476 546).

30 January 2007	RIN 12-07

1                                          All quarterly results are unaudited. Measures are based on unrounded numbers.

Rinker’s US and Australian subsidiaries each generate virtually all revenue and incur all costs in their local currency. As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of group result. As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value. Under A-IFRS, Rinker’s selected reporting currency is US$, although Readymix results will continue to be disclosed in both US$ and A$.

2                    Reconciliation of EBIT and EBITDA for the nine months ended 31 December 2006

EBIT represents profit before finance and income tax expense.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	9 months YTD
	US$million
	Dec ‘06	Dec ‘05	Variance
	9 months	9 months	%

Segment Revenue
Aggregate	894	795	12%
Cement	384	347	11%
Concrete, block, asphalt	1,790	1,590	13%
Concrete pipe and products	439	434	1%
Other	278	270	3%
Eliminations	(547)	(479)	n.a
Rinker Materials	3,238	2,957	10%
Readymix (US$)	913	836	9%
Readymix (A$)	1,195	1,108	8%
Consolidated Rinker group	4,151	3,793	9%

Segment EBIT
Aggregate	235.9	191.1	23%
Cement	117.9	96.3	22%
Concrete, block, asphalt	312.2	263.9	18%
Concrete pipe and products	115.4	97.7	18%
Other	28.0	51.1	(45)%
Rinker Materials	809.4	700.1	16%
Readymix (US$)	123.4	124.0	—
Readymix (A$)	161.7	164.4	(2)%
Corporate	(14.3)	(8.5)	(68)%
Consolidated Rinker group	918.4	815.6	13%

Segment DA
Aggregate	47.2	46.0	3%
Cement	10.8	10.6	2%
Concrete, block, asphalt	46.9	38.1	23%
Concrete pipe and products	18.3	18.6	(2)%
Other	4.8	4.1	17%
Rinker Materials	128.0	117.4	9%
Readymix (US$)	37.8	37.8	—
Readymix (A$)	49.4	50.1	(1)%
Consolidated Rinker group	165.8	155.2	7%

Segment EBITDA
Aggregate	283.1	237.1	19%
Cement	128.7	106.9	20%
Concrete, block, asphalt	359.1	302.0	19%
Concrete pipe and products	133.7	116.3	15%
Other	32.8	55.2	(41)%
Rinker Materials	937.4	817.5	15%
Readymix (US$)	161.2	161.8	—
Readymix (A$)	211.1	214.5	(2)%
Corporate	(14.3)	(8.5)	(68)%
Consolidated Rinker group	1,084.2	970.8	12%

Reconciliation of EBIT and EBITDA for the quarter ended 31 December 2006

EBIT represents profit before finance and income tax expense.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	December Quarter
	US$ million
	Dec ‘06	Dec ‘05	Variance
	Qtr	Qtr	%

Segment Revenue
Aggregate	280	267	5%
Cement	112	115	(3)%
Concrete, block, asphalt	535	529	1%
Concrete pipe and products	132	141	(7)%
Other	77	91	(15)%
Eliminations	(165)	(161)	n.a
Rinker Materials	970	982	(1)%
Readymix (US$)	316	261	21%
Readymix (A$)	405	352	15%
Consolidated Rinker group	1,286	1,242	4%

Segment EBIT
Aggregate	74.9	62.3	20%
Cement	36.2	30.2	20%
Concrete, block, asphalt	84.6	83.5	1%
Concrete pipe and products	32.8	29.4	11%
Other	4.5	7.7	(41)%
Rinker Materials	233.0	213.1	9%
Readymix (US$)	43.7	38.5	14%
Readymix (A$)	56.2	52.0	8%
Corporate	(7.8)	(3.0)	(163)%
Consolidated Rinker group	268.9	248.6	8%

Segment DA
Aggregate	15.6	15.8	(1)%
Cement	3.6	3.4	6%
Concrete, block, asphalt	16.1	13.1	22%
Concrete pipe and products	6.0	6.3	(4)%
Other	1.7	1.4	22%
Rinker Materials	43.0	39.9	8%
Readymix (US$)	12.7	12.0	6%
Readymix (A$)	16.2	16.2	1%
Consolidated Rinker group	55.7	51.9	7%

Segment EBITDA
Aggregate	90.5	78.0	16%
Cement	39.8	33.6	18%
Concrete, block, asphalt	100.6	96.6	4%
Concrete pipe and products	38.8	35.7	9%
Other	6.2	9.1	(31)%
Rinker Materials	276.0	253.1	9%
Readymix (US$)	56.4	50.4	12%
Readymix (A$)	72.4	68.2	6%
Corporate	(7.8)	(3.0)	(163)%
Consolidated Rinker group	324.6	300.5	8%

3       Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

		Funds			Funds
US$ million	EBIT	Employed	ROFE	EBIT	Employed	ROFE
As at and year ended 31 December	2006	2006	2006	2005	2005	2005
Aggregates	307.2	927.6	33.1%	236.9	776.3	30.5%
Cement	164.1	386.4	42.5%	126.6	328.0	38.6%
Concrete, block, asphalt	422.8	942.2	44.9%	332.9	694.0	48.0%
Concrete pipe and products	151.0	312.8	48.3%	115.4	298.4	38.7%
Other	43.2	59.7	n.a	69.8	39.8	n.a
Total Rinker Materials	1,088.2	2,628.8	41.4%	881.6	2,136.5	41.3%
Readymix (US$)	178.5	750.5	23.8%	158.8	691.8	23.0%
Readymix (A$)	234.0	949.7	24.6%	209.2	944.4	22.2%
Corporate	(18.3)	(4.9)	n.a	(12.4)	(10.8)	n.a
Consolidated Rinker group	1,248.5	3,374.4	37.0%	1,028.0	2,817.5	36.5%
Comparable ROFE, adjusting for the following:
Gain on sale of Emoleum in February 2006	(21.7)	—		—	—
Expense related to takeover defence	5.0	—		—	—

Consolidated Rinker group, excluding the above	1,231.8	3,374.4	36.5%	1,028.0	2,817.5	36.5%

4       Reconciliation of Return on Equity (ROE)

Return on Equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by Equity attributable to members of Rinker Group Limited.

	US$ million
As at and year ended 31 December	2006	2005
Net profit attributable to members of Rinker Group Limited	806.0	670.2
Equity attributable to members of Rinker Group Limited	2,288.2	2,504.9
ROE	35.2%	26.8%
Comparable ROE, adjusting for the following:
After tax gain on sale of Emoleum in February 2006	(15.7)	—
After tax gain on tax consolidation in December 2006	(15.7)	—
After tax expense related to takeover defence	3.9	—
Net profit attributable to members of Rinker Group Limited, excluding the above gains	778.5	670.2
Comparable ROE, excluding the above	34.0%	26.8%

5       Reconciliation of Net Debt

Net Debt represents current and non-current borrowings less cash and cash equivalents.

	US$ million
	31 Dec	31 March	31 Dec
As at	2006	2006	2005
Current borrowings	9.3	5.4	5.2
Non-current borrowings	1,203.2	645.2	609.3
Less: cash and cash equivalents	(146.6)	(289.1)	(312.7)
Net Debt	1,065.9	361.5	301.8

6       Reconciliation of Gearing/leverage

Gearing/leverage represents (a) Net Debt divided by Equity and (b) Net Debt divided by Net Debt plus Equity.

	US$ million
	31 Dec	31 March
As at	2006	2006
Net Debt	1,065.9	361.5
Equity	2,298.3	2,687.3
Gearing/leverage (Net Debt/Equity)	46.4%	13.5%
Gearing/leverage (Net Debt/Net Debt plus Equity)	31.7%	11.9%

7       Reconciliation of Net Debt to EBITDA

Net Debt to EBITDA represents Net Debt divided by 12 months’ EBITDA.

	US$ million
As at and year ended 31 December	2006	2005
Net Debt	1,065.9	301.8
EBITDA	1,468.0	1,232.6
Net Debt to EBITDA [times]	0.73	0.24

8       Reconciliation of EBIT Interest Cover

EBIT interest cover represents 12 months’ EBIT divided by net interest expense.

Net interest expense represents 12 months’ interest expense less 12 months’ interest income.

	US$ million
Year ended 31 December	2006	2005
Interest expense (a)	46.8	39.5
Interest income	(17.3)	(24.2)
Net interest expense	29.6	15.2
EBIT	1,248.5	1,028.0
EBIT Interest Cover [times]	42.2	67.4

(a) Interest expense is shown before interest capitalised related to financing major projects constructed for internal use.

Rinker Group Limited

Quarterly Financial Information

Third Quarter of Year Ended 31 March 2007

Important: Quarterly results are unaudited.  Results are shown under A-IFRS.

(Year ended 31 March 2007)	US$ million footnote 1
	Jun Qtr	Sept Qtr	Dec Qtr	Mar Qtr
	2006	2006	2006	2007
Rinker group
Revenue	1,458	1,407	1,286
EBITDA[2]	378.1	381.6	324.6
Depreciation	52.6	53.9	53.8
Amortisation	1.7	2.0	1.8
EBIT[2]	323.8	325.7	268.9
PAT[2]	205.8	204.6	181.6

Diluted EPS (cents per ord. share)	22.7	22.6	20.3
Diluted EPS per ADR (1 ADR = 5 ord. shares)	113.3	113.0	101.6
Diluted No. of shares for EPS calc. (million)	908.3	904.9	893.6

Free Cash Flow[3]	147.2	123.0	242.2

Net Debt[4]	253	1,070	1,066
Gearing (Net Debt/Net Debt+Equity)[5]	9.3%	32.4%	31.7%

Average exchange rate (A$1=US$)[6]	0.7521	0.7585	0.7781

(Year ended 31 March 2006)	US$ million footnote 1
	Jun Qtr	Sept Qtr	Dec Qtr	Mar Qtr
	2005	2005	2005	2006
Rinker group
Revenue	1,240	1,311	1,242	1,316
EBITDA[2]	335.4	334.8	300.5	383.8
Depreciation	46.0	47.3	47.6	49.7
Amortisation	4.9	5.1	4.3	4.0
EBIT[2]	284.5	282.4	248.6	330.1
PAT[2]	181.0	184.5	160.7	214.0

Diluted EPS (cents per ord. share)	19.3	19.9	17.5	23.6
Diluted EPS per ADR (1 ADR = 5 ord. shares)	96.5	99.3	87.5	117.7
Diluted No. of shares for EPS calc. (million)	937.9	929.2	917.7	909.1

Free Cash Flow[3]	172.7	154.8	252.8	98.3

Net Debt[4]	162	275	302	361
Gearing (Net Debt/Net Debt+Equity)[5]	5.9%	9.5%	10.7%	11.9%

Average exchange rate (A$1=US$)[6]	0.7679	0.7550	0.7393	0.7310

	Rinker Group Limited
	Quarterly Financial Information
(Year ended 31 March 2007)	US$ millionfootnote 1
	Jun Qtr	Sept Qtr	Dec Qtr	Mar Qtr
	2006	2006	2006	2007
Segment Revenue
Aggregate	316	298	280
Cement	142	130	112
Concrete, block, asphalt	659	596	535
Concrete pipe and products	153	154	132
Other	104	97	77
Intercompany eliminations	(203)	(179)	(165)
Rinker Materials	1,171	1,096	970
Readymix ($US)	287	310	316
Readymix ($A)	382	409	405
Consolidated Rinker group	1,458	1,407	1,286

Segment EBIT
Aggregate	79.4	81.6	74.9
Cement	39.7	41.9	36.2
Concrete, block, asphalt	118.0	109.6	84.6
Concrete pipe and products	39.7	42.9	32.8
Other	12.0	11.5	4.5
Rinker Materials	288.8	287.5	233.0
Readymix ($US)	37.9	41.7	43.7
Readymix ($A)	50.4	55.0	56.2
Corporate	(2.9)	(3.6)	(7.8)
Consolidated Rinker group	323.8	325.7	268.9

Segment Depreciation and Amortisation
Aggregate	15.4	16.2	15.6
Cement	3.6	3.6	3.6
Concrete, block, asphalt	15.1	15.8	16.1
Concrete pipe and products	6.2	6.2	6.0
Other	1.5	1.6	1.7
Rinker Materials	41.8	43.3	43.0
Readymix ($US)	12.5	12.6	12.7
Readymix ($A)	16.6	16.6	16.2
Consolidated Rinker group	54.2	55.9	55.7

Segment EBITDA
Aggregate	94.8	97.8	90.5
Cement	43.3	45.5	39.8
Concrete, block, asphalt	133.1	125.4	100.6
Concrete pipe and products	45.9	49.1	38.8
Other	13.5	13.0	6.2
Rinker Materials	330.6	330.8	276.0
Readymix ($US)	50.4	54.4	56.4
Readymix ($A)	67.0	71.6	72.4
Corporate	(2.9)	(3.6)	(7.8)
Consolidated Rinker group	378.1	381.6	324.6

	Rinker Group Limited
	Quarterly Financial Information
(Year ended 31 March 2006)	US$ millionfootnote 1
	Jun Qtr	Sept Qtr	Dec Qtr	Mar Qtr
	2005	2005	2005	2006
Segment Revenue
Aggregate	256	272	267	279
Cement	110	122	115	140
Concrete, block, asphalt	508	553	529	590
Concrete pipe and products	145	148	141	142
Other	89	90	91	101
Intercompany eliminations	(152)	(166)	(161)	(179)
Rinker Materials	956	1,019	982	1,073
Readymix ($US)	283	292	261	243
Readymix ($A)	369	387	352	332
Consolidated Rinker group	1,240	1,311	1,242	1,316

Segment EBIT
Aggregate	62.1	66.9	62.3	71.3
Cement	31.8	34.3	30.2	46.2
Concrete, block, asphalt	80.3	99.9	83.5	110.6
Concrete pipe and products	34.2	34.1	29.4	35.5
Other	37.5	6.0	7.7	15.2
Rinker Materials	245.8	241.2	213.1	278.9
Readymix ($US)	41.1	44.4	38.5	55.1
Readymix ($A)	53.5	58.8	52.0	72.3
Corporate	(2.4)	(3.2)	(3.0)	(3.9)
Consolidated Rinker group	284.5	282.4	248.6	330.1

Segment Depreciation and Amortisation
Aggregate	14.8	15.4	15.8	16.3
Cement	3.4	3.8	3.4	3.5
Concrete, block, asphalt	12.3	12.7	13.1	14.3
Concrete pipe and products	6.1	6.2	6.3	6.2
Other	1.3	1.4	1.4	1.6
Rinker Materials	37.9	39.5	39.9	41.9
Readymix ($US)	13.0	12.8	12.0	11.9
Readymix ($A)	16.9	17.0	16.2	16.2
Consolidated Rinker group	50.9	52.4	51.9	53.8

Segment EBITDA
Aggregate	76.9	82.3	78.0	87.6
Cement	35.1	38.1	33.6	49.6
Concrete, block, asphalt	92.6	112.6	96.6	124.9
Concrete pipe and products	40.3	40.4	35.7	41.8
Other	38.8	7.4	9.1	16.8
Rinker Materials	283.7	280.7	253.1	320.7
Readymix ($US)	54.1	57.3	50.4	67.0
Readymix ($A)	70.4	75.9	68.2	88.5
Corporate	(2.4)	(3.2)	(3.0)	(3.9)
Consolidated Rinker group	335.4	334.8	300.5	383.8

Footnotes

1.                                                               All quarterly results are unaudited.

Rinker’s US and Australian subsidiaries each generate virtually all revenue and incur all costs in their local currency.  As a result, directors believe their performance is best measured in their local currency.  At the group level, Rinker Materials represents around 80% of group result.  As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value.  Under A-IFRS, Rinker’s selected reporting currency is US$, although Readymix results will continue to be disclosed in both US$ and A$.

2.                                                               PAT represents the Net profit attributable to members of Rinker Group Limited.  EBIT represents Profit before finance and income tax expense.  EBITDA represents EBIT prior to Depreciation and Amortisation.

3.                                                               Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditure included in cash flows from purchase of property, plant and equipment, (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

	US$ million
Quarter ended 31 December	2006	2005
Profit before finance and income tax expense	268.9	248.6
Depreciation and amortisation	55.7	51.9
Net income tax (paid)	(79.5)	(7.6)
Change in working capital	22.5	(24.4)
(Profit)/loss on asset sales	(7.1)	(3.5)
Interest received	3.8	5.1
Other	24.3	36.4
Net Cash from operating activities	288.7	306.5
Operating capital expenditure	(37.6)	(48.3)
Interest paid	(12.0)	(5.6)
Payments for shares held in trust	3.1	0.2
Free Cash Flow	242.2	252.8

Capital expenditure summary:
Operating capital expenditure	(37.6)	(48.3)
Developmental capital expenditure	(34.9)	(43.9)
Total purchase of property plant and equipment	(72.5)	(92.1)
Purchase of businesses	(53.9)	(20.3)
Total capital expenditure	(126.4)	(112.4)

Footnotes (continued)

4.             Net Debt represents current and non-current borrowings less cash and cash equivalents.

	US$ million
	31 Dec	31 March
As at	2006	2006
Current borrowings	9.3	5.4
Non-current borrowings	1,203.2	645.2
Less: Cash and cash equivalents	(146.6)	(289.1)
Net Debt	1,065.9	361.5

5.       Gearing/leverage represents (a) Net Debt divided by Equity and (b) Net Debt divided by Net Debt plus Equity.

	US$ million
	31 Dec	31 March
As at	2006	2006
Net Debt	1,065.9	361.5
Equity	2,298.3	2,687.3
Gearing/leverage (Net Debt/Equity)	46.4%	13.5%
Gearing/leverage (Net Debt/Net Debt+Equity)	31.7%	11.9%

6.   This represents the average exchange rate used to translate Readymix A$ results into US$ during the quarter.